As filed with the Securities and Exchange Commission on November 3, 2004

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

POINTE FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Florida	65-0451402
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

21845 Powerline Road
Boca Raton, Florida 33433
(561) 368-6300
(Address of principal executive offices)

1998 Incentive Compensation and Stock Award Plan
(Full title of the Plan)

R. Carl Palmer, Jr.
Chairman of the Board, President
and Chief Executive Officer
Pointe Financial Corporation
21845 Powerline Road
Boca Raton, Florida 33433
(561) 368-6300
(Name, address and telephone number of Agent for Service)

Copy to:
Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-8575

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be Registered(2)	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (1)(2)
Common Stock, par value $.01 per share, issuable under the 1998 Incentive Compensation and Stock Award Plan	174,330	$34.00	$5,927,220	$751

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933, as amended.
(2) The Registrant is registering an additional 174,330 shares of its common stock, par value $0.01 per share, issuable under the 1998 Incentive Compensation and Stock Award Plan.

STATEMENT OF INCORPORATION BY REFERENCE

This Registration Statement on Form S-8 is being filed for the purpose of registering additional securities of the same class as other securities for which a Registration Statement on Form S-8 has previously been filed and is effective. Accordingly, pursuant to General Instruction E to Form S-8, the contents of the Registrant's Registration Statement on Form S-8, File No. 333-61619, filed by the Registrant on August 17, 1998, relating to the Registrant's 1998 Incentive Compensation and Stock Award Plan, are hereby incorporated by reference.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I will be sent or given to employees as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the ("SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this registration statement, taken together, constitute the prospectus as required by Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   **Incorporation of Documents by Reference.**

Pointe Financial Corporation ("Pointe") hereby incorporates by reference into this registration statement the following documents filed by it with the SEC:

(a)   Pointe's annual report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-24433) filed with the SEC on March 16, 2004.

(b)   Pointe's quarterly report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-24433) filed with the SEC on May 7, 2004.

(c)   Pointe's quarterly report on Form 10-Q for the quarter ended June 30, 2004 (File No. 000-24433) filed with the SEC on August 16, 2004.

(d)   The description of Pointe's common stock, par value $0.01 per share ("Common Stock"), contained under the heading "Description of Capital Stock" in Pointe's registration statement on Form SB-2 (File No. 333-49835) filed with the SEC on April 9, 1998, as amended.

In addition, all documents and reports filed by Pointe subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.   **Description of Securities**.

    Not applicable.

Item 5.   **Interests of Named Experts and Counsel**.

    Not applicable.

Item 6.   **Indemnification of Directors and Officers**.

    Reference is made to the provisions of Florida Business Corporation Act ("FBCA") and Article X of the Articles of Incorporation of Pointe.

    Article X of the Articles of Incorporation of Pointe provides that Pointe shall indemnify its officers and directors to the fullest extent permitted by law.

    Section 607.0831 of the FBCA provides, among other things, that a director is not personally liable for monetary damages to a company or any other person for any statement, vote, decision, or failure to act, by the director, regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and such breach or failure constitutes (a) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director derived an improper personal benefit; (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA (relating to the liability of the directors for improper distributions) are applicable; (d) willful misconduct or a conscious disregard for the best interest of Pointe in the case of a proceeding by or in the right of Pointe to procure a judgment in its favor or by or in the right of a shareholder; or (e) recklessness or an act or omission in bad faith or with malicious purpose or with wanton and willful disregard of human rights, safety or property, in a proceeding by or in the right of someone other than such company or a shareholder.

    Section 607.0850 of the FBCA authorizes, among other things, Pointe to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of Pointe) by reason of the fact that he is or was a director, officer, employee or agent of Pointe (or is or was serving at the request of Pointe in such a position for any entity) against liability incurred in connection with such proceeding, if he or she acted in good faith and in a manner reasonably believed to be in the best interests of Pointe and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

    Florida law requires that a director, officer or employee be indemnified for expenses (including attorneys' fees) to the extent that he or she has been successful on the merits or otherwise in the defense of any proceeding. Florida law also allows expenses of defending a proceeding to be advanced by a company before the final disposition of the proceedings, provided that the officer, director or employee undertakes to repay such advance if it is ultimately determined that indemnification is not permitted.

Florida law states that the indemnification and advancement of expenses provided pursuant to Section 607.0850 is not exclusive and that indemnification may be provided by a company pursuant to other means, including agreements or bylaw provisions. Florida law prohibits indemnification or advancement of expenses, however, if a judgment or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless he or she had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) willful misconduct or conscious disregard for the best interests of Pointe in the case of a derivative action or a proceeding by or in the right of a shareholder, or (iv) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the FBCA (relating to the liability of directors for improper distributions) are applicable.

Pointe has purchased director and officer liability insurance that insures directors and officers against liabilities in connection with the performance of their duties.

Item 7.   **Exemption from Registration Claimed**.

Not applicable.

Item 8.   Exhibits.

Exhibit No.	Exhibit
4.1	Articles of Incorporation of Pointe (filed as Exhibit 3.1 to Registrant's Registration Statement on Form SB-2 (File No. 333-49835) (the "Registration Statement"), filed with the Securities and Exchange Commission ("SEC") on April 9, 1998 and incorporated herein by reference).
4.2	By-laws of Pointe (filed as Exhibit 3.2 to Registrant's Current Report on Form 8-K filed with the SEC on June 28, 2004 and incorporated herein by reference).
4.3	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registration Statement and incorporated herein by reference).
5	Opinion of Hogan & Hartson L.L.P.
23.1	Consent of Hacker, Johnson & Smith PA.
23.2	Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5).
99.1	1998 Incentive Compensation and Stock Award Plan (filed as Exhibit 10.12 to Registrant's Amendment No. 1 to the Registration Statement filed with the SEC on June 5, 1998 and incorporated herein by reference).
99.2	Amendment No. 1 to the 1998 Incentive Compensation Stock Award Plan.

Item 9.   Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10 (a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective

5

amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant or expenses incurred or paid by a director, officer or controlling person in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, state of Florida on November 3, 2004.

POINTE FINANCIAL CORPORATION

By: /s/ R. CARL PALMER, JR.
R. Carl Palmer, Jr.
Chairman of the Board, President
and Chief Executive Officer

Each person whose signature appears below appoints R. Carl Palmer or Bradley R. Meredith jointly and severally, each in his own capacity, as true and lawful attorneys-in-fact, with full power of substitution in such person's name, place and stead, in any and all capacities to sign any amendments to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 3rd day of November, 2004.

Signature	Title
/s/ R. CARL PALMER, JR. R. Carl Palmer, Jr.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ BRADLEY R. MEREDITH Bradley R. Meredith	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES L. HORAN James L. Horan	Director
/s/ CLARITA KASSIN Clarita Kassin	Director
/s/ MORRIS MASSRY Morris Massry	Director
/s/ TIMOTHY M. MCGINN Timothy M. McGinn	Director
/s/ D. RICHARD MEAD, JR. D. Richard Mead, Jr.	Director

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Articles of Incorporation of Pointe (filed as Exhibit 3.1 to Registrant's Registration Statement on Form SB-2 (File No. 333-49835) (the "Registration Statement"), filed with the Securities and Exchange Commission ("SEC") on April 9, 1998 and incorporated herein by reference).
4.2	By-laws of Pointe (filed as Exhibit 3.2 to Registrant's Current Report on Form 8-K filed with the SEC on June 28, 2004 and incorporated herein by reference).
4.3	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Registration Statement and incorporated herein by reference).
5	Opinion of Hogan & Hartson L.L.P.
23.1	Consent of Hacker, Johnson & Smith PA.
23.2	Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5).
99.1	1998 Incentive Compensation and Stock Award Plan (filed as Exhibit 10.12 to Registrant's Amendment No. 1 to the Registration Statement filed with the SEC on June 5, 1998 and incorporated herein by reference).
99.2	Amendment No. 1 to the 1998 Incentive Compensation Stock Award Plan.

Exhibit 5

November 3, 2004

Board of Directors
Pointe Financial Corporation
21845 Powerline Road
Boca Raton, Florida 33433

Lady and Gentlemen:

      We are acting as counsel to Pointe Financial Corporation, a Florida corporation (the "Company"), in connection with its registration statement on Form S-8 (the "Registration Statement") filed with the Securities and Exchange Commission relating to the proposed offering of up to 174,330 shares of the Company's common stock, par value $0.01 per share, all of which shares (the "Shares") are to be issued by the Company under the Company's 1998 Incentive Compensation and Stock Award Plan (the "Incentive Plan"). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

      For purposes of this opinion letter, we have examined copies of the following documents:

1.   An executed copy of the Registration Statement.

2.   The Articles of Incorporation of the Company, as certified by the Secretary of State of the State of Florida on October 21, 2004 and by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

3.   The Bylaws of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

4.   The Incentive Plan.

5.   Resolutions of the Board of Directors of the
        Company adopted on March 30, 1998 and
        March 16, 2001, as certified by the Secretary of
        the Company on the date hereof as being
        complete, accurate and in effect, relating to the
        approval, adoption and amendment of the
        Incentive Plan and the issuance of the Shares.

6.   Resolutions of the shareholders of the Company
        adopted at meetings held on April 27, 1998 and
        April 27, 2001, as certified by the Secretary of
        the Company on the date hereof as being
        complete, accurate and in effect, relating to the
        approval, adoption and amendment of the
        Incentive Plan and the issuance of the Shares.

In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Florida Business Corporation Act, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations. As used herein, the term "Florida Business Corporation Act, as amended" includes the statutory provisions contained therein, all applicable provisions of the Florida Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that (i) following effectiveness of the Registration Statement, (ii) issuance of the Shares in accordance with the terms of the Incentive Plan, and (iii) receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors or a committee of the Board of Directors authorizing the issuance thereof, the Shares will be validly issued, fully paid and non-assessable.

This opinion letter has been prepared solely for your use in connection with the filing of the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement. In giving this opinion and consent, we do not admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON L.L.P.

HOGAN & HARTSON L.L.P.

Exhibit 23.1

Independent Auditors' Consent

Pointe Financial Corporation
Boca Raton, Florida

We consent to the incorporation by reference in the registration statement on Form S-8 pertaining to the Pointe Financial Corporation's 1998 Incentive Compensation and Stock Award Plan filed November 3, 2004, of our report dated January 13, 2004, relating to the consolidated balance sheets of Pointe Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Pointe Financial Corporation.

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
November 3, 2004

Exhibit 99.2

POINTE FINANCIAL CORPORATION

AMENDMENT NO. 1
TO
POINTE FINANCIAL CORPORATION
1998 INCENTIVE COMPENSATION AND STOCK AWARD PLAN

The Pointe Financial Corporation 1998 Incentive Compensation and Stock Award Plan (the "Plan") is hereby amended as set forth below, effective April 27, 2001 (the "Adoption Date"):

1.   Section 5(a) of the Plan is hereby amended and restated in its entirety as follows:

>   "Number of Shares. The number of shares of Common Stock for which Options, Stock Bonuses, Stock Awards, Restricted Stock and Restricted Stock Units in lieu of cash or other Stock-Based Awards may be granted under the Plan shall be 400,000."

2.   The Plan shall otherwise be unchanged by this Amendment Number 1.

*   *   *   *   *

This Amendment Number 1 to the Plan was adopted and approved by the Board of Directors of Pointe Financial Corporation at a meeting held on March 16, 2001.

This Amendment Number 1 to the Plan was adopted and approved by the shareholders of Pointe Financial Corporation at a meeting held on April 27, 2001.

/s/ Jean Murphy-Engler
Jean Murphy-Engler
Executive Vice President, Chief
Operating Officer and Secretary